Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-279131

Relating to the Preliminary Prospectus Supplement dated May 7, 2024

(to Prospectus dated May 6, 2024)

€300,000,000

Kellanova

3.750% Senior Notes due 2034

Pricing Term Sheet

May 7, 2024

Issuer:	Kellanova

Anticipated Ratings*:	Baa2 (Stable) / BBB (Stable) (Moody’s / Fitch)

Rank:	Senior, Unsecured

Principal Amount:	€300,000,000

Offering Format:	SEC Registered

Trade Date:	May 7, 2024

Settlement Date:	May 16, 2024 (T+7)

Maturity Date:	May 16, 2034

Mid Swaps Yield:	2.713%

Spread to Mid Swaps:	+110 bps

Yield to Maturity:	3.813%

Coupon (Interest Rate):	3.750%

Price to Public:	99.484%

Benchmark Bund:	DBR 2.20% due February 15, 2034

Benchmark Bund Price and Yield:	97.970%; 2.435%

Spread to Benchmark Bund:	+137.8 bps

Listing:	Kellanova intends to apply to list the notes on The New York Stock Exchange under the symbol “K 34”

Interest Payment Dates:	Annually on May 16, commencing May 16, 2025

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-Whole Call:	At any time prior to February 16, 2034 (three months prior to the maturity date of the notes) at a discount rate of Comparable Government Bond Rate plus 25 basis points, plus accrued and unpaid interest to the redemption date

Par Call Date:	At any time prior to February 16, 2034 (three months prior to the maturity date of the notes)

Change of Control Offer to Purchase:	If Kellanova experiences a Change of Control Repurchase Event, it will be required, unless it has exercised the right to redeem the notes, to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN/Common Code/ CUSIP:	XS2811886584 / 281188658 / 487836 CB2

Joint Book-Running Managers:	Barclays Bank PLC Merrill Lynch International Coöperatieve Rabobank

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. HSBC Bank plc ING Bank N.V., Belgian Branch Samuel A. Ramirez & Company, Inc.

MiFID II /UK MiFIR Target Market / PRIIPs / UK PRIIPs:	MiFID II / UK MiFIR professionals/ECPs-only/No PRIIPs / UK PRIIPs KID – Manufacturer target market (MIFID II product governance / UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs / UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the EEA or the United Kingdom.

Stabilization:	FCA/ICMA

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Senior Notes will be made against payment therefore on or about May 16, 2024, which is the seventh business day following the date hereof. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. In addition, under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the second business day, as applicable, before the delivery of the Senior Notes will be required, by virtue of the fact that the Senior Notes initially settle on the seventh business day after the date of the Preliminary Prospectus Supplement, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Senior Notes who wish to trade the Senior Notes prior to their date of delivery should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847; Coöperatieve Rabobank U.A. at + 31307121591; or Merrill Lynch International, Toll-free: 1-800-294-1322.

Any underwriter that is not a broker-dealer registered with the Securities and Exchange Commission will only make sales of the Senior Notes in the United States through one or more registered broker-dealers in compliance with applicable securities laws and the rules of the Financial Industry Regulatory Authority, Inc.

The Senior Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”).

For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Senior Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Senior Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

The Senior Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any UK Retail Investor in the United Kingdom. For these purposes, a UK Retail Investor means a person who is one (or more) of: (i) a retail client, as defined in point

(8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA. Consequently no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Senior Notes or otherwise making them available to UK Retail Investors in the United Kingdom has been prepared and therefore offering or selling the Senior Notes or otherwise making them available to any UK Retail Investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Senior Notes has led to the conclusion that: (i) the target market for the Senior Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Senior Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Senior Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Senior Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Senior Notes has led to the conclusion that: (i) the target market for the Senior Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Senior Notes to eligible counterparties and professional clients are appropriate. Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Senior Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another communication system.